                                                                EXHIBIT 99(a)(1)

                               OFFER TO PURCHASE UNITS
                                          OF
                          AETNA REAL ESTATE ASSOCIATES, L.P.

               THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, PACIFIC TIME,
                 ON SEPTEMBER 18, 1998, UNLESS THE OFFER IS EXTENDED.

     Oak Investors, LLC, a Delaware limited liability company ("Oak" or the "Purchaser"), hereby offers to purchase 2,500,000 Units ("Units") in Aetna Real Estate Associates, L.P., a Delaware Limited Partnership (the "Partnership"). "Unit" shall have the meaning as the term "Unit" is defined in the Partnership's Limited Partnership Agreement ("Partnership Agreement") and included in the definition of "Units" are any and all rights associated with Seller's Unit, including, without limitation, all of Seller's rights to claims, damages, recoveries, and causes of action accruing to the benefit of Seller with respect to Seller's purchase and/or ownership of the Units, including any and all rights of such Seller in any proceeds from the settlement after July 31, 1998, of any class action lawsuit by the Recognized Owners of Units (as defined in the Partnership Agreement) of the Partnership, which lawsuit relates to the Partnership or its General Partner. The Partnership disclosed in its Annual Report on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ended December 31, 1997 ("1997 10-K") that "two purported class action lawsuits were filed in the Chancery Court of Delaware in New Castle County, entitled Bobbitt v. Aetna Real Estate Associates, L.P., et al. and Estes v. Aetna Real Estate
Associates, L.P., et al."   SEE SECTION 10 - CERTAIN INFORMATION CONCERNING
THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.

     Oak will pay a purchase price of $12.50 per Unit in the Partnership, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after July 31, 1998 (without regard to the record date), whether such distributions are classified as a return on, or a return of, capital ("Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale ("Agreement"), as each may be supplemented or amended from time to time (which together constitute the "Offer").

     The Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 19.6 percent of Units outstanding as of the date of the Offer.

       OAK IS NOT AN AFFILIATE OF THE GENERAL PARTNERS OR OF THE PARTNERSHIP

   THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM
                                NUMBER OF UNITS.

     IF MORE THAN 2,500,000 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 2,500,000 UNITS, ON A PRO RATA BASIS,
   SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER - SECTION 13,
                        CERTAIN CONDITIONS OF THE OFFER."

  A RECOGNIZED OWNER MAY TENDER ANY OR ALL UNITS OWNED BY SUCH RECOGNIZED OWNER.

                                     IMPORTANT

     Recognized Owner who desires to tender ("Seller") any or all of such Units should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver the Agreement of Sale and any other required documents to Arlen Capital, LLC at the address set forth on the back cover of this Offer to Purchase, or request his or her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction for him or her.

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH
RECOMMENDATION, INFORMATION, OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO:

                                 ARLEN CAPITAL, LLC
              1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CA 92108
                                   (800) 891-4105

                                  TABLE OF CONTENTS


INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1


TENDER OFFER . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

Section 1.   Terms of the Offer. . . . . . . . . . . . . . . . . . . .    4

Section 2.   Acceptance for Payment and Payment for Units. . . . . . .    4

Section 3.   Procedures for Tendering Units. . . . . . . . . . . . . .    4

Section 4.   Withdrawal Rights . . . . . . . . . . . . . . . . . . . .    5

Section 5.   Extension of Tender Period; Termination; Amendment. . . .    6

Section 6.   Certain Tax Consequences. . . . . . . . . . . . . . . . .    6

Section 7.   Purpose and Effects of the Offer. . . . . . . . . . . . .    6

Section 8.   Future Plans. . . . . . . . . . . . . . . . . . . . . . .    7

Section 9.   Past Contacts and Negotiations With General Partners. . .    7

Section 10.  Certain Information Concerning the Partnership  . . . . .    8

Section 11.  Certain Information Concerning the Purchaser. . . . . . .    9

Section 12.  Source and Amount of Funds  . . . . . . . . . . . . . . .    9

Section 13.  Certain Conditions of the Offer . . . . . . . . . . . . .    9

Section 14.  Certain Legal Matters and Required Regulatory Approvals .   10

Section 15.  Fees and Expenses . . . . . . . . . . . . . . . . . . . .   10

Section 16.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . .   11

SCHEDULE 1

     Information with respect to the Managers of Arlen Capital, LLC , the Manager of Purchaser (Oak)  . . . . . . . . . . . . . . . . .  S-1

SCHEDULE 2

     Properties Owned by the Partnership . . . . . . . . . . . . . . .  S-2


                               INTRODUCTION

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             OFFER TO PURCHASE
                  AETNA REAL ESTATE ASSOCIATES, L.P. UNITS
                                  FOR
                           $12.50 CASH PER UNIT

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

      OAK IS NOT AN AFFILIATE OF THE GENERAL PARTNERS OR OF THE PARTNERSHIP.

OAK'S OFFER

     Oak is offering to purchase your Units in the Partnership (as the term "Unit" is defined in the Partnership Agreement of Aetna Real Estate Associates, L.P. ("Partnership") for $12.50 cash per Unit, which amount will be reduced by any cash dividends or other distributions declared or paid from any source, by the Partnership after July 31, 1998, without regard to the record date or whether such dividends or other distributions are classified as a return on, or a return of, capital. THE OFFER IS FOR 2,500,000 UNITS, REPRESENTING APPROXIMATELY 19.6 PERCENT OF THE UNITS OUTSTANDING AS OF THE DATE OF THE OFFER. THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 2,500,000 UNITS ARE VALIDLY TENDERED TO OAK, WE WILL ACCEPT UP TO 2,500,000 UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS IN THE OFFER.

SPECIAL FACTORS

     Before selling your Units to Oak, please consider the following:

     - In the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 (the"1997 10-K") the Partnership stated:

                    "The Partnership's principal objectives are to invest in properties with the goals of obtaining:
                         (1) cash distributions from rental and interest income
                         (2) capital appreciation; and
                         (3) preservation and protection of capital.

                    In light of the relatively strong national real estate and capital markets, the General Partners are actively reviewing the potential sale of Properties. Any change in the length of a property's ownership period from that currently anticipated, could affect the real estate and leasing strategy to be followed at such property, which could alter the level of capital expenditures to be invested in the properties. These changes could affect the level of cash flow received by the Partnership, which might affect the level of quarterly cash distributions to Recognized Owners.

                    In 1997, the Partnership made distributions of cash
                    generated from operations of $.18 per Unit per quarter....
                    The General Partners currently anticipate that quarterly cash distributions will continue throughout 1998. The level and timing of future distributions will be reviewed on a quarterly basis by the General Partners.

                    Net Asset Value per Unit increased to $16.71 at December 31, 1997 from $15.59 at December 31, 1996. The increase in Net Asset Value per Unit is attributable to the increases in the appraised values of certain of the Partnership's properties, primarily Summit Village, Town Center Business Park, and 115 and 117 Flanders Road. The increase in appraised value of Summit Village and 115 and 117 Flanders Road is a result of an increase in projected market rents. The increases in appraised value of Town Center Business Park is primarily due to improved occupancy and market rent assumptions.
                    These value increases were partially offset by a decrease in the appraised value of Oakland Pointe Shopping Center due to a decrease in its forecasted occupancy from the expected departure of three major tenants, and a reduction in the market rent of some space."

     - No independent person has been retained to evaluate or render any opinion with respect to the fairness of Oak's offer, and no representation is made as to such fairness or other measures of value that may be relevant to the Recognized Owners. We urge you to consult your own financial advisor in connection with Oak's offer.

     - Although Oak cannot predict the future value of the Partnership's assets on a per Unit basis, the purchase price could differ significantly from the net proceeds that would be realized from a current sale of the Properties owned by the Partnership or that may be realized upon future liquidation of the Partnership

     - Oak is making the offer with a view to making a profit. Accordingly, there is a conflict between the desire of Oak to acquire your Units at a low price and your desire to sell your Units at a high price. Oak's intention is to acquire the Units at a Purchase Price which will allow Oak to make a profit from its ownership of the Units.

     - The tax consequences of the Offer to a particular Recognized Owner of Units may be different from those of other Recognized Owner of Units, and we urge you to consult your own tax advisor in connection with the Offer.

     - Recognized Owner of Units who sell their Units to Oak will be giving up the opportunity to participate in any future potential benefits of ownership of the Units such as future dividends or other distributions, proceeds from the sale or refinancing of the Partnership's Properties, or liquidation of the Partnership.


     The purpose of the Offer is to allow the Purchaser to benefit from any one or a combination of the following: (i) any cash distributions, whether such distributions are classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership; (ii) any distributions of net proceeds from the sale of assets by the Partnership;
(iii) any distributions of net proceeds from the liquidation of the Partnership; (iv) any cash from any redemption of the Units by the Partnership, and (v) any proceeds that may be received from any action lawsuit by the Recognized Owners of the Partnership, which lawsuit relates to the Partnership or its General Partners.

     Purchaser believes that there are a number of qualified purchasers in today's real estate market that would purchase 100 percent of the Partnership properties in a single transaction. In the current market, Purchaser believes that the timing is appropriate for a sale of the properties. Purchaser intends to actively encourage the General Partners to pursue a potential sale of the Partnership properties in an auction conducted by a major investment banking firm or similar type of organization. If the General Partners does not pursue these options, Purchaser is considering taking appropriate action which may include attempting to assemble a group of 10 percent of the Recognized Owners in order to call a meeting of the Recognized Owners to vote to direct the General Partners to sell all of the Partnership properties.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 2,500,000 Units are tendered and not withdrawn, the Purchaser will accept up to 2,500,000 of the tendered Units on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right, in its sole discretion and for any reason, to terminate the Offer at any time and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to do so.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("SEC") relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the SEC located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.

     The Purchaser has filed with the SEC a Tender Offer Statement on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the SEC in the manner specified above.

     According to publicly available information, there were 12,724,547 Units issued and outstanding on March 1, 1998 which were held by 18,400 Recognized Owners (including holders of half-Units). Cedar Partners, L.P. ("Cedar"), a wholly-owned subsidiary of Arlen Capital, LLC ("AC") and an affiliate of Oak Investors, LLC ("Oak"), as Recognized Owner, has transferred and assigned all of its interest in 104 Units to Oak. Both Cedar and Oak have submitted properly completed and duly executed transfer documents to the Partnership to complete the transfer of such 104 Units on the books and records of the Partnership. AC, Oak and Cedar are the Recognized Owner of 17,805 Units.

     Information contained in this Offer to Purchase which relates to, or represents statements made by, the Partnership or the General Partners, has been derived from information provided in reports and other information filed with the SEC by the Partnership and General Partners.

      Recognized Owners of Units are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender
(sell) their Units.

SECTION 1. TERMS OF THE OFFER.

     Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 2,500,000 Units that are validly tendered on or prior to the Expiration Date. The term "Expiration Date" shall mean 12:00 midnight, Pacific Time, on September 18, 1998 unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. Purchaser in its sole discretion, for any reason, may terminate the offer on or before the Expiration Date, by providing notice of termination as set forth in Section 5. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the following conditions are not satisfied or waived by Purchaser on or before the Expiration Date:

     (i) Purchaser shall have received from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) Purchaser shall have received from the Partnership, confirmation, to the reasonable satisfaction of Purchaser, that upon purchase of the Units: (a) the Purchaser will be entitled to receive all distributions, from any source, declared or paid by the Partnership after July 31, 1998; and
               (b) the Partnership will admit Purchaser as a Recognized Owner, as that term is defined in the Partnership Agreement, as to the Units being purchased.

SECTION 2.  PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS.

     If not more than 2,500,000 Units are validly tendered and not properly withdrawn prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 2,500,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 2,500,000 Units so tendered, on a pro rata basis.

     In the event that proration is required, the Purchaser will determine the precise number of Units to be accepted and will announce the final results of proration as soon as practicable, but in no event later than five business days following the Expiration Date. Purchaser will not pay for any Units tendered until after the final proration factor has been determined.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Recognized Owners pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

     Purchaser will pay for the Units within 5 business days after Purchaser has received written confirmation from the Company that Oak has become a Recognized Owner of Record on the books and records of the Partnership with respect to the Units being sold by Seller.

SECTION 3.  PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by Oak at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and not withdrawn by the Expiration Date. A Recognized Owner may tender any or all Units owned by such Recognized Owner.

     The delivery of the Agreement of Sale will be deemed made only when actually received by Oak. Sufficient time should be allowed by Seller to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. A tendering Recognized Owner must verify such Recognized Owner's correct taxpayer identification number or social security number, as applicable, and make certain warranties and representations that it is not subject to backup federal income tax withholding as set forth in the Agreement of Sale.

     TENDERS BY BENEFICIAL HOLDERS. A tender of Units can only be made by the Recognized Owner of such Units, and the party whose name appears as Recognized Owner must tender such Units on behalf of any beneficial holder, as set forth in the "Instructions" to the Agreement of Sale.

     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Sale must be guaranteed by a commercial bank, savings bank, credit union, savings and loan association, or trust company having an office, branch, or agency in the United States, or a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as set forth in the Agreement of Sale.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt), and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Recognized Owner irrevocably appoints the Purchaser as such Recognized Owner's proxy, with full power of substitution. All such proxies are irrevocable and coupled with an interest in the tendered Units and empower the Purchaser to exercise all voting and other rights of such Recognized Owner as they in their sole discretion may deem proper at any meeting of Recognized Owners. The complete terms and conditions of the proxy are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Recognized Owner also irrevocably constitutes and appoints the Purchaser and its designees as the Recognized Owner's attorneys-in-fact. Such appointment will be effective upon Purchaser's payment for the Units. The complete terms and conditions of the Power of Attorney are set forth in the Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Recognized Owner will irrevocably assign to the Purchaser and its assignees all right, title, and interest that such Recognized Owner has to the Units, including, without limitation, any and all distributions made by the Partnership after July 31, 1998, regardless of the fact that the record date for any such distribution may be a date prior to the Expiration Date and whether such distributions are classified as a return on, or a return of, capital. The complete terms and conditions of the assignment of the Recognized Owner's Units are set forth in the Agreement of Sale.

     By executing the Agreement of Sale, a tendering Recognized Owner represents that either (i) the tendering Recognized Owner is not a plan subject to Title 1 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), or an entity deemed to hold "plan assets" within the meaning of 29 C.F.R Section 2510-3-101 of any such plan; or (ii) the tender and acceptance of Units pursuant to the applicable Offer will not result in a nonexempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     By executing the Agreement of Sale, a tendering Recognized Owner also agrees that regardless of any provision in the Partnership Agreement which provides that a transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price shall be reduced by any distributions with respect to the Units after July 31, 1998, whether such distributions are classified as a return on, or a return of, capital.

     Recognized Owners will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

SECTION 4.  WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event the Offer is extended beyond the Expiration Date and beyond 60 days from the date of the Offer, the Units tendered may be withdrawn at any time prior to the extended expiration date.

     In order for a withdrawal to be effective, a written or facsimile transmission notice of withdrawal, with signature(s) guaranteed in the same manner as in Section 3 above, must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

SECTION 5.  EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT.

     The Purchaser expressly reserves the right, in its sole discretion, at any time (i) to extend the period of time during which the Offer is open;
(ii) to terminate the Offer; (iii) upon the failure of the Seller to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units; and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered). Any extension, termination, or amendment will be followed as promptly as practicable by public announcement; the announcement in the case of an extension to be issued no later than 9:00 a.m., Pacific Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought, however, a minimum ten-business-day period is generally required by Oak to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday, or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Time.

SECTION 6.  CERTAIN TAX CONSEQUENCES.

     RECOGNIZED OWNERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH RECOGNIZED OWNER OF SELLING UNITS PURSUANT TO THE OFFER.

SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

PURPOSE OF THE OFFER. The Purchaser established the Purchase Price of $12.50 per Unit based on a number of factors, including: (i) the prices of recent secondary market resales of the Units (ii) the illiquid nature of the investment; and (iii) the costs to the Purchaser associated with acquiring the Units ("Factors").

     The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by Oak to evaluate or render any opinion with respect to the fairness of the Purchase Price to the Seller's and no representation is made as to such fairness. Oak urges those Unitholders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g. tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Units.

     A reported by THE PARTNERSHIP SPECTRUM, an independent national reporting service that tracks the sale of limited partnership units and real estate investment trust ("REIT") shares in the secondary market, the high, low and weighted average sales price of Shares during the period of April 1, 1997 through March 31, 1998, was $12.78, $9.75, and $12.05, respectively.

     The Purchaser is offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Offer Price. Nevertheless, using publicly available information concerning the Partnership contained in the 1997 10-K, the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their Offer.

     In determining their estimated value of the Units, the Purchaser first calculated the estimated current net operating income in accordance with the Partnership's financial statements. Then, in consideration of the Factors discussed above, the Purchaser determined the appropriate capitalization rate for the Partnership's net operating income. The resulting net asset value of the Partnership's properties was added to the Partnership's net current assets and the Partnership's total estimated asset value was then reduced by the Purchaser's estimate of the hypothetical costs to liquidate the portfolio plus the Purchaser's estimated acquisition and transfer costs.

     The Purchaser is making the Offer as an investment with a view towards making a profit. Oak's intention is to acquire the Units at a Purchase Price which will allow Oak to make a profit from its ownership of the Units.

     CERTAIN RESTRICTIONS ON TRANSFER OF UNITS. The Limited Partnership Agreement and the Depositary Agreement restrict transfers of the Units if, among others things, such transfer, when added to the total of all other transfers of Units during the twelve months preceding the proposed transfer, would result in the transfer of 50 percent or more of the then-outstanding Units.

The General Partners have the right to reduce such percentage of transfers of Units during any period when the volume of transfer of Units makes it prudent to do so. Consequently, sales of Units in the secondary market and in private transactions during the twelve-month period following completion of the Offer may be restricted, and requests for transfers of Units during such twelve-month period may not be recognized. The Purchaser does not intend to purchase Units to the extent such purchase would violate the transfer restrictions set forth in the Limited Partnership Agreement.

     EFFECT OF SALES THROUGH "MATCHING SERVICE" AND PRICE RANGE OF THE UNITS. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Recognized Owners. In the case of certain kinds of equity securities, a reduction in the number of security holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is no active trading market for the Units, but only several services that "match" buyers and sellers of Units, typically by means of an auction, and the Purchaser believes a reduction in the number of Recognized Owners will not materially further restrict the Recognized Owners' ability to find purchasers for their Units.

     The successful purchase of more than 10 percent of the outstanding Units may put the Purchaser in a position to exert a strong influence upon the General Partners and the operation of the Partnership.

SECTION 8.  FUTURE PLANS.

     The Purchaser is acquiring the Units pursuant to the Offer for investment purposes. Purchaser believes that there are a number of qualified purchasers in today's real estate market that would purchase 100 percent of the Partnership properties in a single transaction. In the current market, Purchaser believes that the timing is appropriate for a sale of the properties. Purchaser intends to actively encourage the General Partners to pursue the sale of the Partnership's properties. If the General Partners do not pursue these options, Purchaser is considering taking appropriate action which may include attempting to assemble a group of 10 percent or more of the Recognized Owners in order to call a meeting of the Recognized Owners to vote to direct the General Partners to sell all of the Partnership's properties.

     Although the Purchaser and its affiliates have no present plans to do so, the Purchaser and its affiliates reserve the right, at any time following the Expiration Date, to acquire additional Units through private purchases, one or more future tender offers, or by any other means deemed advisable. Such future purchases may be at prices higher or lower than the Purchase Price. By tendering Units pursuant to the Offer, Seller is giving up the opportunity to participate in any potential future offers for the Partnership's Units made by the Purchaser.

SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH THE GENERAL PARTNERS.

     Prior to April 7, 1998, Manager of Purchaser telephoned one of the General Partners of the Partnership and advised the General Partner that, as a Recognized Owner, it had the right to the list of Recognized Owners ("List") and requested such List. Manager further requested that it be permitted to review the appraisals of the properties owned by the Partnership, based upon the right conferred upon all Recognized Owners by provisions set forth in the Partnership Agreement. On April 7, 1998, Purchaser delivered a letter requesting a copy of the most current List of the Recognized Owners and the right to inspect, examine, and review the most current appraisals of each of the properties in the offices of the Partnership on Tuesday, April 21, and Wednesday, April 22, 1998 during normal business hours. This request was made to the General Partners pursuant to
Article 12, Paragraph 12.1 of the Partnership Agreement. Within a week of sending the April 7, 1998 letter, one of the General Partners contacted Purchaser and indicated that Purchaser's request would be discussed between the two General Partners and that Purchaser would be informed of the action they intended to take. On May 11, 1998, Purchaser received a memorandum from the Partnership which included a proposed standstill agreement pursuant to which (if executed by the Purchaser) the Partnership would provide Purchaser with the List of Recognized Owners. The standstill agreement proposed by the General Partners was unacceptable to Purchaser and totally ignored the rights of Purchaser as set forth in the Partnership Agreement. On May 18, 1998, Purchaser sent a letter to General Partners informing the General Partners that the proposed terms set forth in the standstill agreement were completely unacceptable and furthermore did not address Purchaser's request to review the appraisals of the Partnership's properties. From May 18, 1997 through July 1, 1998 there were approximately six written communications and several telephone calls between the Purchaser and one of the General Partners, in an endeavor to reach a satisfactory standstill agreement that would provide Purchaser with the List. On or about July 1, 1998, such negotiations reached an impasse and were terminated.

     Concurrently with the filing of this Offer with the SEC, the Purchaser intends to file an action in Chancery Court in the State of Delaware against the Partnership and its General Partners to obtain the List.

SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.

     The Partnership was organized on September 11, 1986 under the laws of Delaware. The Partnership is engaged in the business of acquiring and operating certain types of residential and commercial real estate, either directly or through joint venture arrangements, and making participating investments, construction loans, and conventional mortgage loans. The Partnership's principal offices are located at 242 Trumbull Street, Hartford, Connecticut 06103.

     DISTRIBUTIONS. The Partnership disclosed in its 1997 10-K, that it made distributions as follows:

                                     Cash
           Year Ending           Distributions
           December 31             Per Unit
           -----------           -------------
               1995                  $.72

               1996                  $.72
               1997                  $.72



     The foregoing summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and related notes contained therein.

     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the 1997 10-K. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the SEC at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such reports and documents, and extracted in this Offer to Purchase.

                          AETNA REAL ESTATE ASSOCIATES, L.P.
                               SELECTED FINANCIAL DATA



Income Statement Data                                Fiscal Year                  Fiscal Year                  Fiscal Year
(in thousands):                                     Ended 12/31/97               Ended 12/31/96               Ended 12/31/95
                                                    --------------               --------------               --------------
Operating Income                                        $6,793                       $5,711                      $594(a)

Net Income                                              $6,793                       $5,711                      $571

Net Income per Unit                                      $.53                         $.44                       $.04



Balance Sheet Data                                      As of                        As of
(in thousands):                                        12/31/97                     12/31/96
                                                       --------                     --------

Total Assets (Historical Cost)                         $203,416                     $205,750

Total Liabilities                                       $3,707                       $3,580
                                                     ------------                 ------------

Weighted Average of Units Outstanding                 12,724,547                   12,724,547



     (a) Includes $5,002 operating income less $4,408 impairment of investment in real estate

For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

The Partnership disclosed in its 1997 10-K that "two purported class action lawsuits were filed in the Chancery Court of Delaware in New Castle County, entitled Bobbitt v. Aetna Real Estate Associates, L.P., et al. and Estes v. Aetna Real Estate Associates, L.P., et al."

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser is a Delaware Limited Liability Company which was organized for the purpose of acquiring the Units pursuant to the Offer. The Manager of the Purchaser is Arlen Capital, LLC, a California limited liability company ("AC"), which is controlled by its two members, Don Augustine and Lynn T. Wells. AC is engaged in financial and business consulting, and making tender offers and opportunistic investments. The Purchaser's and AC's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108. For certain information concerning the members of AC, see Schedule 1 to this Offer to Purchase.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partners, or a sale or other transfer of a material amount of assets.

SECTION 12.  SOURCE AND AMOUNT OF FUNDS.

     The Purchaser expects that approximately $31,250,000 (exclusive of fees and expenses) will be required to purchase 2,500,000 Units (approximately
19.6 percent of the outstanding Units), if tendered. Purchaser has received a commitment from one of its members to provide Oak with all the capital necessary to purchase up to 2,500,000 Units in the Partnership. The member making such commitment has an aggregate net worth substantially in excess of the amount necessary to purchase the 2,500,000 Units.

SECTION 13.  CERTAIN CONDITIONS OF THE OFFER.

     Purchaser in its sole discretion, for any reason, may terminate the offer on or before the Expiration Date, by providing notice of termination as set forth in Section 5. The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the following conditions are not satisfied or waived by Purchaser on or before the Expiration Date:

     (i) Purchaser shall have received from the Seller, a properly completed and duly executed Agreement of Sale; and

     (ii) Purchaser shall have received from the Partnership, confirmation, to the reasonable satisfaction of Purchaser, that upon purchase of the Units: (a) the Purchaser will be entitled to receive all distributions, from any source, declared or paid by the Partnership after July 31, 1998; and
               (b) the Partnership will admit Purchaser as a Recognized Owner, as that term is defined in the current Limited Partnership Agreement, as to the Units being purchased.

     Furthermore, the Purchaser will not be required to accept for payment or pay for any Units tendered if, on or after the date of the Offer and before the Expiration Date, Purchaser a preliminary or permanent injunction or other order of any federal or state court, government or governmental authority or agency shall have been issued and shall remain in effect which (i) makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of any Units by the Purchasers, (ii) requires divestiture by the Purchasers of any Units, (iv) causes any material diminution of the benefits to be derived by the Purchasers as a result of the transactions contemplated by the Offer, or (v) might materially adversely affect the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Purchasers or the Partnership.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

     GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the SEC and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals, or other actions by or with any domestic, foreign, or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "Tender Offer-- Section 13. Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the Offer.

     Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Units pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

     STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

SECTION 15.  FEES AND EXPENSES.

     Arlen Capital has been retained by the Purchaser to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offer and will be indemnified against certain liabilities and expenses in connection therewith.

     Except as set forth in this Section 15, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the Offer. Brokers, dealers, commercial banks, trust companies, and other nominees, if any, will, upon request, be reimbursed by the Purchaser for customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

SECTION 16.   MISCELLANEOUS.

     THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) RECOGNIZED OWNERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OF THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky, or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will withdraw the Offer. The Purchaser has filed with the SEC the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                                  OAK INVESTORS, LLC
               1650 HOTEL CIRCLE NORTH, SUITE 200, SAN DIEGO, CA 92108
                                    (800) 891-4105

                                      SCHEDULE 1

                         INFORMATION REGARDING THE MANAGERS
                                OF ARLEN CAPITAL, LLC


     Set forth in the table below are the names of the members of Arlen Capital, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

                    Present Principal Occupation or Employment
Name                and Five-Year Employment History

Don Augustine       Member and Manager of Arlen Capital LLC. President of Arlen
                    Capital, Inc., a California corporation, its predecessor entity since 1989.

Lynn T. Wells       Member and Manager of Arlen Capital LLC. Vice President of
                    Arlen Capital, Inc., a California corporation, its predecessor entity since 1989.


     Arlen Capital, LLC and its predecessor entity, Arlen Capital, Inc. ("AC"), have been providing business and financial consulting services since 1989. AC principals have a background in the capital markets, real estate securities, and real estate markets. Commencing in 1996, AC and its affiliates have been in the business of making opportunistic investments, which include a number of tender offers on public and private real estate limited partnerships.

                                      SCHEDULE 2

                         PROPERTIES OWNED BY THE PARTNERSHIP

The following Schedule of Properties owned by the Partnership was extracted from the 1997 10-K:


Name                               Location                 Type                          Ownership
----                               --------                 ----                          ---------
Cross Pointe Center                Centerville, Ohio        Retail / Shopping Center      100%
Village Square                     Hazelwood, Missouri      Retail / Shopping Center      100%
Gateway Square                     Hinsdale, Illinois       Special Retail Center         100%
Oakland Pointe Shopping Center     Pontiac, Michigan        Retail / Shopping Center      100%
Powell Street Plaza                Emeryville, California   Retail / Shopping Center      100%
Three Riverside Drive              Andover, Massachusetts   Office/R&D                    100%
115 and 117 Flanders Road          Westborough, Mass        Office/R&D/Warehouse          100%
Westgate Distribution Center       Corona, California       Warehouse/Distribution        100%
Marina Bay Industrial Park         Richmond, California     Industrial park               (1)
Town Center Business Park          Santa Fe Springs, CA     Business park                 (2)
Lincoln Square Apartments          Arlington Heights, ILL   Apartment complex             100%
Summit Village                     Rosslyn, Virginia        Apartment complex             100%
Windmont Apartments                DeKalb County, Georgia   Apartment complex             100%


(1) the Partnership owns a controlling general partnership interest in a limited partnership that owns the property.

(2) the Partnership owns a controlling interest in a general partnership which owns and operates the property


     More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the SEC, and the following is qualified by reference to such report and other documents. Such report and other documents may be examined and copies may be obtained from the offices of the SEC at the addresses set forth in the "Introduction" section of the Offer to Purchase. The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this Schedule 2, as well as any changes which may have taken place in the information in the report since the date it was issued.

                                       S-2